                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 9)

                          OPHTHALMIC IMAGING SYSTEMS
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                    683737
                                (CUSIP Number)

                          Premier Laser Systems, Inc.
                             Attn: Colette Cozean
                                3 Morgan Avenue
                               Irvine, CA 92718

                                with a copy to:

                           William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                       695 Town Center Drive, 17th Floor
                         Costa Mesa, California 92626
                                (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 24, 1998
                     (Date of Event Which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 5 Pages)

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     PREMIER LASER SYSTEMS, INC.
     33-0472684

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        a[_]
                                                        b[X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                        [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA

NUMBER OF                  7.   SOLE VOTING POWER
SHARES
BENEFICIALLY                    2,131,758
OWNED BY
EACH                       8.   SHARED VOTING POWER
REPORTING
PERSON                                 0
WITH
                           9.   SOLE DISPOSITIVE POWER

                                2,131,758

                           10.  SHARED DISPOSITIVE POWER

                                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,131,758


CUSIP No. 683737                     13D                       Page 2 of 5 Pages

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

     N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3%, BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF JULY 14, 1998.

14.  TYPE OF PERSON REPORTING

     CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 683737                     13D                       Page 3 of 5 Pages

                          OPHTHALMIC IMAGING SYSTEMS
                                 Common Stock

                                 SCHEDULE 13D

     This Amendment No. 9 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on January 5, 1998, by Amendment No. 2 to the Original Schedule 13D filed with the Commission on January 20, 1998, by Amendment No. 3 filed with the Commission on February 12, 1998, by Amendment No. 4 filed with the Commission on March 3, 1998, by Amendment No. 5 filed with the Commission on August 14, 1998, by Amendment No. 6 filed with the Commission on August 20, 1998, by Amendment No. 7 filed with the Commission on August 21, 1998 and by Amendment No. 8 filed with the Commission on November 25, 1998, with respect to the purchase by PREMIER LASER SYSTEMS, INC. ("Premier") of shares of common stock, no par value per share (the "Shares") of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OISI") (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     OISI has called an annual meeting of shareholders (the "Annual Meeting") to be held on January 18, 1999 for the purpose of, among other things, electing directors. The record date established for purposes of identifying the shareholders entitled to vote at the Annual Meeting is December 23, 1998.

     In light of the possibility that the Annual Meeting could be canceled, Premier has, pursuant to California Corporations Code (S) 600(d), called a special meeting of the OISI shareholders to be held on January 28, 1999 for the purpose of electing OISI directors. The record date for this special shareholders meeting will be December 24, 1998. In the event that the Annual Meeting occurs as scheduled, Premier intends to cancel the special meeting of shareholders described above.

     OISI has included Premier's proposed slate of directors in OISI's proxy statement related to the Annual Meeting. This slate includes OISI's current CEO Steven R. Verdooner but does not include any other current officer or director of either OISI or Premier.

     Premier has no current plans to acquire additional securities of OISI. It is possible, however, that Premier could acquire additional shares of OISI in the future.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 9.


CUSIP No. 683737                      13D                      Page 4 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 4, 1999


                                         PREMIER LASER SYSTEMS, INC.


                                         By: /s/ Charles J. Olson
                                             ----------------------------------
                                             Name: Charles J. Olson
                                             Title: Chief Financial Officer


CUSIP No. 683737                      13D                      Page 5 of 5 Pages